

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 23, 2007

<u>Via U.S. Mail</u>

Mr. Freddie Kotek, Chief Executive Officer
Atlas America Series 27-2006 L.P.
311 Rouser Road
Moon Township, Pennsylvania 15108

> **Re: Atlas America Series 27-2006
> Amendment No. 2 to Registration Statement on Form 10
> Filed June 28, 2007
> File No. 0-52615**

Dear Mr. Kotek:

We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10/A2 filed June 28, 2007</u>

1.   Unless otherwise noted, page references in this letter correspond to the marked version of the Form 10/A1 you filed on June 15, 2007.

Capital Contributions to Us As 12/31/06, page 1

2.   Expand the introductory disclosure or add a new footnote to make clear that cash
        distributions are apportioned according to the amount of capital contributed by
        the managing general partner and the participants. Also explain why the tabular
        entry for the MGP ($8.6M) is less than the amount described in the preceding
        text ($9.8M).

Organization Diagram, page 39

3.   Please provide explanatory footnotes to clarify further the relationship of the
        registrant with the entities represented in the chart. In this regard, we note that
        you provide a dotted line linking the managing general partner with the
        registrant. Disclose what the percentages included in the registrant's box
        represent, and state explicitly whether the managing general partner owns a
        partnership interest in the partnership.

Remuneration of Officers and Directors, page 48

4.   We note the disclosure at page 35 under "Managing General Partner" that you
        have "no officers, directors or employees." Therefore, please revise the first
        sentence in this section to delete the word "direct," or explain why the revision
        would be inaccurate. Disclose in necessary detail any indirect remuneration or
        other compensation they may receive, if any. Similarly, revise the first sentence
        under "Code of Business Conduct and Ethics" at page 48 to delete the word
        "directly," if the resulting text would be accurate.

Transactions with Management and Affiliates, page 49

5.   We note the disclosure provided in response to prior comment 14. Please further
        expand to clarify that only a portion of the amounts reimbursed are attributable to
        services provided to the registrant. If practicable, quantify in each case the
        amount of reimbursement attributable to management and administrative services
        and expenses incurred on behalf of the registrant.

Certain Relationships and Related Transactions, page 51

6.   Consistent with Item 404(b) of Regulation S-K, please describe your policies and
        procedures for the review, approval, or ratification of related party transactions.
        Discuss the standards to be applied pursuant to the policies and procedures. Also
        identify the types of transactions that are covered by the policies and procedures
        and the persons or groups of persons who are responsible for applying the
        policies and procedures. State whether the policies and procedures are in writing
        and, if not, how the policies and procedures are evidenced.

7.   Please disclose whether any related party transaction since the beginning of the last fiscal year was not reviewed, approved or ratified in accordance with your policies and procedures.

Closing Information

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding the financial statements and related matters. Direct any questions regarding engineering issues to Ronald Winfrey at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: T. Towner
        J. Gallagher
        J. Murphy
        T. Levenberg
        C. Moncada-Terry